--------------------------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. __ )*

                                THE STEPHAN CO.
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                               (Name of Issuer)

                                 COMMON SHARES
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                        (Title of Class of Securities)

                                  858603 10 3
                               -----------------
                                (CUSIP Number)

                              ANCORA CAPITAL INC
                             ATTN: RICHARD BARONE
                             ONE CHAGRIN HIGHLANDS
                         2000 AUBURN DRIVE, SUITE 420
                             CLEVELAND, OHIO 44122
                                (216) 825-4000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notice and Communications)

                                 July 19, 2004
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D
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CUSIP NO. 858603 10 3
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1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA CAPITAL, INC.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
            00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Ohio, U.S.A.
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                  7     SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    0
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    0
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            HC
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

SCHEDULE 13D
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CUSIP NO. 858603 10 3
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1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA SECURITIES, INC.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Nevada, U.S.A.
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    4000
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    0
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        4000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4000
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            .1
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            BD
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

SCHEDULE 13D
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CUSIP NO. 858603 10 3
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
            ANCORA ADVISORS, LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            State of Nevada, U.S.A.
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF               125500
SHARES
BENEFICIALLY            -----------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    114000
REPORTING               -----------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    125500
                        -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        114000
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            239500
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.42
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IA
-------------------------------------------------------------------------------

Item 1.     Security and Issuer

   This Statement relates to the shares of Common Stock (the "Shares") of The Stephan Co., a Florida corporation (the "Issuer" or the "Company"). The address of Issuer's principal offices is 1850 West McNab Road, Fort Lauderdale, Florida 33309.

Item 2.     Identity and Background

   This Statement is filed on behalf of all persons and entities and participants of Ancora Capital, Inc., an entity incorporated under the laws of the State of Ohio and Ancora Advisors, LLC, an entity incorporated under the laws of the State of Nevada.

   Ancora Capital Inc. ("Ancora Capital"), whose main subsidiary is Ancora Securities Inc. ("Ancora Securities") is a Nevada corporation, registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). Ancora Capital and Ancora Securities share a place of business at One Chagrin Highlands, 2000 Auburn Drive, Suite 420, Cleveland, Ohio 44122.

   Ancora Advisors LLC ("Ancora Advisors") is an investment advisor registered with the SEC. Ancora Advisors has the power to dispose of the shares owned by the investment clients for which they act as advisors, including the Ancora Mutual Funds, which include the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, and Ancora Bancshares ("Ancora Mutual Funds"), all of which are registered under the Investment Company Act of 1940. Ancora Advisors also has the power to dispose of the shares owned by Merlin Partners, L.P. a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies, for which Ancora Advisors acts as its General Partner. Ancora Advisors' principal place of business is One Chagrin Highlands, 2000 Auburn Drive, Suite 430, Cleveland, Ohio 44122.

   Mr. Barone is the controlling shareholder of Ancora Capital and Ancora Advisors; principally employed as Chairman of Ancora Capital and Ancora Advisors; Chairman of the Ancora Mutual Funds. Mr. Barone is the Portfolio Manager for the separate accounts managed by Ancora Advisors and is the Portfolio Manager of the Ancora Mutual Funds.

   The aforementioned person and entities are collectively referred to herein as the "Filing Persons".

   Ancora Capital and the other entities named herein each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

   During the last five years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Mr. Barone is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration

   Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients. Ancora Securities disclaims beneficial ownership of such Shares.

   Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of
1934) shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such Shares. Ancora Advisors has sole voting power over shares owned by the Ancora Mutual Funds and Merlin Partner L.P. of which Ancora Advisors is the General Partner. Ancora Advisors has shared voting power with respect to certain investment management client shares.

Item 4.     Purpose of Transaction

      The Filing Persons ("Ancora") acquired shares to establish investment positions in the Issuer ("Stephan" or the "Company"). Subject to market conditions and other factors, Ancora may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

We believe the proposed management-led buyout at $4.60 per share severely undervalues the shares of the Company. We believe the fairness opinion published by SunTrust Robinson Humphrey Capital Markets does not reflect the true value of the Company. We intend to take whatever action is necessary to realize a fair value for our shares.

It is hard for us to understand how the shareholders have been served in recent years. We have observed the following events/activities that we believe need to be addressed:

      - We are concerned that management and certain Board members have proposed a low-ball bid to buy the entire company that can be financed almost entirely using cash on the balance sheet. We believe stockholders would receive substantially more value with a sizable dividend of $2.50- $4.00 per share rather than except this offer.

      - We believe compensation of top management is in excess of what is reasonable for a company this size. A more appropriate level of compensation would substantially enhance shareholder value.

      - We believe the current employment agreement with the Chief Executive Officer creates a windfall to him upon a sale of the Company to a third party. Our understanding is that the CEO's employment agreement was negotiated by members of the compensation committee who are now part of the group attempting to acquire the business. We are concerned that members of the Board of Directors have negotiated a golden parachute with the current CEO that creates an effective block to any other prospective buyer of the Company, allowing the insider bidding group to secure a great deal for themselves.

      - Failure to hold an annual shareholder meeting in four years.

In short, it is hard for us to understand how the shareholder's interests are being best served considering all of the above. We are prepared to take whatever action is necessary to protect our investment in Stephan.


Item 5.     Interest in Securities of the Issuer

   Set forth below for the Filing Persons, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of July 21, 2004, and the percentage of the Shares outstanding represented by such ownership (based on 4,411,000 shares outstanding):

Name:                         No. of Shares          Percent of Class

Ancora Securities Inc(1)          4,000                        0.09 %

Richard Barone(2)                     0                        0.00 %

Ancora Mutual Funds(3)           35,500                        0.80 %

Ancora Managed Accounts(4)      174,000                        3.94 %

Merlin Partners, L.P. (5)        30,000                        0.68 %

Total                           243,500                        5.52 %

      (1) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

      (2) Shares owned directly by Mr. Barone as an individual investor and are held at Ancora Securities.

      (3) These Shares are owned by the Ancora Mutual Funds. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors' Investment Management Agreement with the Ancora Mutual Funds and by virtue of Mr. Barone's positions as Portfolio Manager of the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares, all of which are registered under the Investment Company Act of 1940, Ancora Advisors and Mr. Barone may be deemed to beneficially own 35,500 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

      (4) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors and Mr. Barone do not own shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients and Mr. Barone's position as Portfolio Manager of Ancora Advisors, each may be deemed to beneficially own 174,000 Shares by reason of their power to dispose of such Shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of such Shares.

      (5) These Shares are owned by Merlin Partners, L.P. Ancora Advisors and Mr. Barone do not own shares directly but, due to Ancora Advisors' being the General Partner of Merlin Partners, L.P. and by virtue of Mr. Barone's position as Portfolio Manager of Merlin Partners, L.P., Ancora Advisors and Mr. Barone may be deemed to beneficially own 30,000 shares. Ancora Advisors and Mr. Barone disclaim beneficial ownership of all such Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons and any of the entities named herein or any other person with respect to any Shares.


Item 7.     Material to be Filed as Exhibits

            Exhibit A: "Relevant Transactions in Shares" in the past 60 days.


                                   Signatures


   After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.


                                    Richard Barone

Date: 09/05/2003                    by: /s/Richard A. Barone
                                    Richard A. Barone

EXHIBIT A

                        THE STEPHAN CO. (TSC)
                      SECURITY CROSS REFERENCE

            DATE                                       UNIT
            BOUGHT                  QUANTITY           COST

            4/16/04                    5,000              4.50
            4/16/04                    3,000              4.49
            4/19/04                    2,500              4.48
            4/20/04                    4,500              4.49
            4/30/04                    1,500              4.49
            5/14/04                    3,000              4.46
            5/18/04                    4,000              4.48
            5/19/04                    3,900              4.50
            5/19/04                    5,000              4.50
            5/19/04                    2,000              4.50
            5/20/04                    5,000              4.50
            5/20/04                    1,600              4.50
            5/21/04                    7,400              4.50
            6/02/04                    5,000              4.56
            6/02/04                    5,000              4.59
            6/02/04                    5,000              4.59
            6/02/04                    6,800              4.59
            6/02/04                      500              4.59
            6/02/04                    2,700              4.59
            6/02/04                    5,300              4.59
            6/02/04                      500              4.59
            6/02/04                    4,200              4.59
            6/02/04                    5,000              4.59
            6/03/04                      400              4.58
            6/03/04                      100              4.61
            6/03/04                    2,500              4.61
            6/03/04                    2,000              4.61
            6/03/04                    2,500              4.61
            6/03/04                    2,300              4.61
            6/03/04                      200              4.62
            6/03/04                    1,300              4.62
            6/03/04                    1,700              4.62
            6/03/04                    2,000              4.65
            6/03/04                      300              4.65
            6/03/04                      400              4.72
            6/04/04                    4,500              4.65
            6/04/04                    5,000              4.62
            6/04/04                    9,000              4.65
            6/04/04                    2,600              4.62
            6/07/04                    3,200              4.76
            6/09/04                    6,000              4.78
            6/10/04                    3,500              4.79
            6/14/04                    1,600              4.71
            6/14/04                      500              4.73
            6/14/04                      300              4.90
            6/14/04                      100              4.82
            6/15/04                    8,400              4.88
            6/16/04                    2,000              4.81
            6/16/04                    2,000              4.81
            6/16/04                    3,100              4.80
            6/17/04                   14,900              4.80
            6/17/04                    4,000              4.81
            6/18/04                    4,000              4.79
            6/21/04                    7,000              4.81
            6/22/04                    2,500              4.72
            6/22/04                      500              4.81
            6/22/04                   17,000              4.81
            6/23/04                      500              4.63
            6/23/04                      100              4.69
            6/23/04                      400              4.72
            6/28/04                      700              4.68
            7/14/04                      500              4.82
            7/14/04                    7,500              4.85
            7/15/04                    1,000              4.81
            7/16/04                    1,000              4.81
            7/19/04                    5,000              4.84
            7/19/04                    3,000              4.84
            7/19/04                    5,000              4.83
            7/19/04                    3,000              4.84
            7/20/04                   10,000              4.85

                                     243,500